Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements

Three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited)

As at June 30, 2022 and March 31, 2022

(In Canadian dollars)

	June 30, 2022 $	March 31, 2022 $

ASSETS

Current assets
Cash and cash equivalents	1,641,121	7,000,824
Restricted cash (note 5)	122,707	122,707
Amounts receivable (notes 6 and 11)	258,798	200,342
Prepaid expenses	534,846	291,621
	2,557,472	7,615,494

Property and equipment	814,917	859,386
Deferred development costs (notes 7 and 8)	6,111,777	6,217,153
Investment in and loan to Merit Functional Foods Corporation (note 6)	14,643,258	13,402,774
Goodwill	1,254,930	1,254,930

	25,382,354	29,349,737

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 11)	701,130	906,651
Lease liability	17,826	14,397
Deferred revenue (note 5)	89,487	122,707
	808,443	1,043,755

Lease liability	52,890	58,742

	861,333	1,102,497

SHAREHOLDERS' EQUITY (note 7)
Capital stock	114,566,577	114,566,577
Contributed surplus	15,875,076	15,863,592
Options	7,276,961	7,041,049
Restricted share units	34,631	12,078
Deficit	(113,232,224)	(109,236,056)
	24,521,021	28,247,240

	25,382,354	29,349,737

Subsequent event (note 16)

Approved by the Audit Committee of the Board of Directors

“Douglas Gilpin”	“D. Lorne Tyrrell”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Unaudited)

For the three months ended June 30, 2022 and 2021

(In Canadian dollars)

	2022 $	2021 $

REVENUE
Royalty income (notes 6 and 1(b))	90,538	17,965

EXPENSES
Research and development (note 8)	856,300	441,786
Intellectual property	391,977	158,784
General and administrative (note 9)	911,391	1,012,740

	2,159,668	1,613,310

LOSS FROM OPERATIONS	(2,069,130)	(1,595,345)

INTEREST AND OTHER INCOME (notes 6 and 11)	109,378	108,368

MANAGEMENT FEE INCOME (notes 6 and 11)	6,640	61,828

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORPORATION (note 6)	(2,003,740)	(1,748,098)

INTEREST AND OTHER EXPENSE	(40,762)	(7,450)

FOREIGN EXCHANGE GAIN (LOSS)	1,446	(1,126)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,996,168)	(3,181,823)

BASIC AND DILUTED LOSS PER SHARE (note 10)	(0.04)	(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited)

For the three months ended June 30, 2022 and 2021

(In Canadian dollars)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Restricted share units $	Deficit $	Total shareholders' equity $

Balance - March 31, 2021	108,431,377	114,106,836	14,058,654	6,490,537	594,621	-	(98,977,649)	36,272,999
Loss and comprehensive loss for the year	-	-	-	-	-	-	(3,181,823)	(3,181,823)
Options exercised	10,786	9,896	-	(6,223)	-	-	-	3,673
Warrants exercised	45,750	113,460	-	-	(21,960)	-	-	91,500
Stock-based compensation	-	-	-	386,435	-	-	-	386,435

Balance - June 30, 2021	108,487,913	114,230,192	14,058,654	6,870,749	572,661	-	(102,159,472)	33,572,784

Balance - March 31, 2022	108,728,742	114,566,577	15,863,592	7,041,049	-	12,078	(109,236,056)	28,247,240
Loss and comprehensive loss for the year	-	-	-	-	-	-	(3,996,168)	(3,996,168)
Options forfeited	-	-	11,484	(11,484)	-	-	-	-
Stock-based compensation	-	-	-	247,396	-	22,553	-	269,949

Balance - June 20, 2022	108,728,742	114,566,577	15,875,076	7,276,961	-	34,631	(113,232,224)	24,521,021

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three months ended June 30, 2022 and 2021

(In Canadian dollars)

	2022 $	2021 $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(3,996,168)	(3,181,823)
Items not affecting cash
Amortization of property and equipment	50,018	40,544
Amortization of deferred development costs	105,375	-
Inventory expensed as research and development costs	-	132,186
Unrealized foreign exchange loss	2,707	1,165
Interest accretion	(102,666)	(82,095)
Finance income	-	(710)
Interest and other expense	40,761	7,450
Share in loss of Merit Functional Foods Corporation	2,003,740	1,748,098
Stock-based compensation expense	269,949	232,833
	(1,626,284)	(1,102,352)
Changes in non-cash working capital items
Amounts receivable	(58,456)	170,619
Inventory	-	287
Prepaid expenses	(243,225)	(211,577)
Accounts payable and accrued liabilities	(203,303)	117,668
Deferred revenue	(33,220)	-
	(2,164,488)	(1,025,355)
Interest received	(6,712)	(11,995)
Net cash used in operating activities	(2,171,200)	(1,037,350)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital and loan advance to Merit Functional Foods Corporation	(3,159,558)	-
Interest received	6,712	11,995
Development costs deferred	-	(531,804)
Acquisition of property and equipment	(7,767)	(10,659)
	(3,160,613)	(530,468)
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	-	95,173
Lease payments	(25,183)	(23,094)
	(25,183)	72,079

FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS	(2,707)	(1,165)

DECREASE IN CASH AND CASH EQUIVALENTS	(5,359,703)	(1,496,904)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	7,000,824	13,972,659

CASH AND CASH EQUIVALENTS - END OF PERIOD	1,641,121	12,475,755

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Pea and canola proteins

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac® and three canola protein products, Puratein®, Supertein® and Nutratein®.

In May 2019, Burcon and two other entities formed Merit Functional Foods Corporation ("Merit Foods").  Merit Foods has completed the construction of and has commissioned a 94,000 square foot commercial protein production facility in Manitoba, Canada to produce, under license, Burcon's pea and canola protein products.  See note 6 for further details.

b) CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein worldwide.  On August 7, 2020, Burcon and ADM agreed to terminate the Soy Agreement.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon.

2. Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34, Interim Financial Reporting, and interpretations issued by the IFRS Interpretations Committee ("IFRIC") on a basis consistent with those accounting policies  followed in the most recent annual consolidated financial statements.  Certain comparatives have been restated to conform with this period's presentation.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and, as such, should be read in conjunction with the Company's consolidated annual financial statements for the year ended March 31, 2022.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

The condensed consolidated interim financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on August 11, 2022.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns.  All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiaries at June 30, 2022 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

Accounting Standards and Amendments Issued but Not Yet Adopted

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively, with earlier application permitted.  The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

3. COVID-19

Burcon's operations have not been materially impacted by the COVID-19 pandemic.  Since March 2020, Burcon has implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  Burcon's COVID-19 protocols continue to evolve in response to government health and safety guidelines.  While the COVID-19 pandemic has caused certain disruptions and delays in Merit Foods' business operations, including the commissioning process of Merit Foods' Flex Production Facility, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

Governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies.  Burcon has received Canadian government assistance through the CEWS and CERS programs.  See notes 8 and 9 for details.

4. Secured Loan Facility

In June 2022, Burcon entered into a loan agreement with Large Scale Investments Limited ("Large Scale"), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for a secured loan (the "Secured Loan") of up to $10 million (the "Loan Amount").  Firewood, a related party of Burcon that has significant influence over the Company, is wholly owned by Mr. Alan Chan, a director of the Company.

The Secured Loan would be made available to Burcon in two tranches of $5 million each upon satisfaction of certain conditions with respect to each tranche.  The first tranche's closing date was June 22, 2022 and has a maturity date of July 1, 2024.  The second tranche will have a maturity date that is 24 months from the closing date of such tranche (in each case, the "Maturity Date").  The drawn portion of the Loan Amount will bear interest at 8% per annum payable on the Maturity Date of each tranche and is secured by all assets of Burcon.  Burcon will pay a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of each tranche. During the three months ended June 30, 2022, Burcon paid Large Scale a commitment fee of $50,000 (2021 - $nil) on closing of the first tranche of the Secured Loan.

As of June 30, 2022, Burcon has not drawn on the first tranche of the Secured Loan.

5. Deferred Revenue

In March 2022, Burcon entered into a collaborative agreement with Protein Industries Canada ("PIC") for the development of protein ingredients from sunflower seeds.  PIC is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients.  It is one of Canada's five innovation superclusters, which are government initiated efforts to significantly boost Canada's job market, GDP, research and innovations.

Burcon has partnered with Pristine Gourmet, a processor of Canadian non-GMO cold pressed virgin oils, to further develop Burcon's novel process for the production of sunflower protein ingredients.  In March 2022, PIC provided Burcon an upfront payment of $122,707, which was recorded as restricted cash and deferred revenue.  During the quarter ended June 30, 2022, Burcon recognized $33,220 (2021 - $nil) of the deferred revenue as a credit to research and development expenses.

6. Investment in and loan to Merit Functional Foods Corporation

Merit Foods was formed in May 2019 by Burcon NutraScience Holdings Corp. and two other entities (the "Partners"), with Burcon initially owning 40% of Merit Foods.  After Bunge Limited's ("Bunge") investment in August 2020 and further investment in October 2021 into Merit Foods, Burcon's current ownership interest in Merit Foods is 31.6%.

The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has constructed a 94,000 square foot state-of-the-art production facility to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

Under the amended license and production agreement (the "Amended License Agreement'), Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses.  Burcon receives running royalties on the net revenue (as defined in the Amended License Agreement) from the sales of the Products by Merit Foods.  Burcon is responsible for the technology transfer to Merit Foods and has provided assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.

During the three months ended June 30, 2022 (2021- $nil), Burcon Holdings, Bunge and the Partners advanced an aggregate $10 million loan (the "May 2022 Shareholder Loans") to Merit Foods to address Merit's liquidity requirements as it ramps up at the Flex Production Facility.  Burcon Holdings' proportion of the May 2022 Shareholder Loans was $3.16 million.

As of June 30, 2022, Burcon Holdings has made capital and loan advances in the aggregate of $16.2 million to Merit Foods in the form of shareholder loans.

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

Net Investment in Merit Foods, March 31, 2021	1	13,508,191	2,893,511	16,401,703
Share of loss in Merit Foods	-	(4,294,789)	-	(4,294,789)
Gain on dilution of investment in Merit Foods	-	961,164	-	961,164
Interest accretion	-	-	343,503	343,503
Expected credit loss provision	-	-	(8,807)	(8,807)

Net Investment in Merit Foods, March 31, 2022	1	10,174,566	3,228,207	13,402,774
Share of loss in Merit Foods	-	(2,003,740)	-	(2,003,740)
Capital and loan advance	-	2,548,187	611,371	3,159,558
Interest accretion	-	-	102,666	102,666
Expected credit loss provision	-	-	(18,000)	(18,000)

Net Investment in Merit Foods, June 30, 2022	1	10,719,013	3,924,244	14,643,258

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

The capital and loan advances are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three months ended June 30, 2022, Burcon recorded interest accretion of $102,666 (2021 - $82,095).

Burcon recorded its first royalty revenues from Merit Foods during the quarter ended June 30, 2021.  During the three months ended June 30, 2022, Burcon recorded royalty revenues of $90,538 (2021 - $17,965) from Merit Foods' sales of the Products.

For the three months ended June 30, 2022, included in management fee income is $6,495 (2021 - $59,656) for services provided, of which $4,394 was included in amounts receivable as at June 30, 2022 (March 31, 2022 - $1,210).

Merit Foods also provides certain consulting services to Burcon.  For the three months ended June 30, 2022, Burcon recorded professional fee expense of $19,145 (2021 - $9,415), all of which was included in accounts payable and accrued liabilities as at June 30, 2022 (March 31, 2022 - $nil).

From inception, Merit Foods has secured debt financing of up to $95 million from Export Development Canada ("EDC"), Farm Credit Canada, the Canadian Imperial Bank of Commerce ("CIBC"), as well as a $10 million interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  The shareholders of Merit Foods have pledged their shares in Merit Foods as security under the loan facilities from EDC and provided a guarantee for the CIBC facility of $500,000, of which Burcon Holdings' share is $416,625.  Burcon Holdings and the Partners have also provided a guarantee for the AIP Loan (the "AIP Guarantee"), of which Burcon Holdings' share is $4 million.

During fiscal 2022, the shareholders of the Partners (the "EDC Guarantors") provided guarantees of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC.  Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement").  Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares.  Burcon Holdings' Contributive Share under the EDC Indemnity agreement is 44.44%.  The obligations of Burcon Holdings and the EDC Guarantors shall terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.

Following the May 2022 Shareholder Loans, EDC released the EDC Guarantors of the EDC Guarantee and the obligations of Burcon Holdings under the EDC Indemnity Agreement were also released.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

Merit Foods has also received four co-investments from Protein Industries Canada.  Merit Foods cannot reasonably estimate the amount to be received from the PIC projects for periods where PIC has not finalized their assessment of the submission.  These amounts may be material to the financial statements.

Summary financial position for Merit Foods

	As at June 30, 2022	As at March 31, 2022
	$	$

Current assets	11,291,562	8,772,383
Non-current assets	131,957,478	132,469,291
Current liabilities	4,465,237	6,026,955
Non-current liabilities	113,481,355	103,910,943

Summary financial results for Merit Foods

	Three months ended June 30, 2022	Three months ended June 30, 2021
	$	$

Total revenue	2,327,944	1,195,738
Loss and comprehensive loss for the period	(6,340,952)	(5,244,293)

7. Shareholders' equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.

At June 30, 2022, 5,321,148 (March 31, 2022 - 5,324,481) options to purchase common stock are outstanding from the stock option plan.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $4.89 per common share.  An additional 5,551,726 (March 31, 2022 - 5,548,393) options may be granted in future years under this plan.  Unless otherwise determined by the board of directors, the options have a term of up to 10 years from the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Three months ended June 30, 2022		Year ended March 31, 2022

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of period	5,324,481	2.36	4,949,106	2.63
Granted	-	-	1,245,000	1.64
Exercised	-	-	(264,299)	0.74
Forfeited	(3,333)	4.73	(505,326)	3.10
Expired	-	-	(100,000)	7.54

Outstanding - End of period	5,321,148	2.36	5,324,481	2.36

The following table summarizes information about stock options outstanding and exercisable at June 30, 2022:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at June 30, 2022	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at June 30, 2022	Weighted average exercise price $

0.23 - 0.69	630,334	6.25	0.39	630,334	0.39
1.29 - 2.99	3,388,314	5.14	2.05	2,634,644	2.24
4.01 - 4.89	1,302,500	4.87	4.10	815,158	4.08

	5,321,148	5.20	2.36	4,080,136	2.32

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months ended June 30, 2022	Year ended March 31, 2022

Dividend yield	N/A	0.0%
Expected volatility	N/A	81.9%
Risk-free interest rate	N/A	1.7%
Expected forfeitures	N/A	6.6%
Expected average option term (years)	N/A	5.8

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term.  The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the three months ended June 30, 2022.  The weighted average fair value of the options granted during the year ended March 31, 2022 was $1.13 per option.

For the three months ended June 30, 2022, included in research and development expenses (salaries and benefits) is $170,268 (2021 - $68,787) (note 8) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $99,681, (2021 - $164,046) (note 9) of stock-based compensation.  For the three months ended June 30, 2022, included in deferred development costs is $nil (2021 - $153,602) of stock-based compensation.

d) Restricted Share Unit ("RSU") Plan

The Company has an RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.  Each RSU is intended to be redeemable for one common share of the Company but, at the election of the Company, may be redeemed for cash in the amount equal to the market value of the Company's shares on vesting date, or a common share acquired by the Company on a public exchange.  The RSUs must be redeemed no later than December 31st of the third year after the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  The fair value of the grants is determined on the date of grant and is recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.  As at June 30, 2022, 118,000 (March 31, 2022 - 118,000) RSUs were outstanding.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

8. Research and development

	2022 $	2021 $

Salaries and benefits	538,444	616,561
Amortization of deferred development costs	105,375	-
Laboratory operation	94,621	68,237
Rent	45,817	28,525
Amortization of property and equipment	42,496	60,362
Analyses and testing	29,547	15,517
Inventory written off to research and development	-	132,186
Gross research and development expenses	856,300	921,388
Allocated to deferred development costs	-	(479,602)

Net research and development expenses	856,300	441,786

For the three months ended June 30, 2022, total research and development expenses have been reduced by COVID-19 subsidies of $nil (2021 - $88,735) from the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy programs ("CERS).  The CEWS and CERS programs were terminated in October 2021.

As Merit Foods began producing its own samples after the completion of the Flex Production Facility to provide to its customers, Merit Foods no longer required Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand during the three months ended June 30, 2021.

9. General and administrative

	2022 $	2021 $

Salaries and benefits	499,358	517,659
Professional fees	147,837	152,904
Investor relations	94,355	188,912
Office supplies and services	90,937	74,580
Transfer agent and filing fees	37,835	63,862
Travel and meals	29,672	27
Other	11,397	14,796

	911,391	1,012,740

For the three months ended June 30, 2022, general and administrative expenses have been reduced by $nil (2021 - $67,107) from COVID-19 subsidies received from the CEWS program.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

10. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted (loss) income per share:

	2022 $	2021 $

Loss for the period, being loss attributable to common shareholders - basic and diluted	(3,996,168)	(3,181,823)

Weighted average common shares - basic and diluted	108,728,742	108,466,108

Basic and diluted loss per share	(0.04)	(0.03)

For the three months ended June 30, 2022 and the three months ended June 30, 2021, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

11. Related party transactions

Burcon had the following transactions with Regent Park Realty Inc., a company that is controlled by an entity with common directors (and also with common officers prior to September 1, 2021) with the Company.  One of these directors also has indirect significant influence over the Company.

  For the three months ended June 30, 2022, included in general and administrative expenses (management fees) are $280 (2021 - $1,843), for services provided to the Company.  At June 30, 2022, $280 (March 31, 2022 - $522) of this amount is included in accounts payable and accrued liabilities.  For the three months ended June 30, 2022, included in interest and other income is $145 (2021 - $2,172) for management services provided by the Company.  At June 30, 2022, $145 (March 31, 2022 - $nil) of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  Merit Foods also provides certain technical and consulting services to Burcon.  See note 6 for details.

During the three months ended June 30, 2022, Burcon entered into a loan agreement with Large Scale for a secured loan of up to $10 million that would be made available to Burcon in two tranches of $5 million.  During the three months ended June 30, 2022, Burcon paid a commitment fee of $50,000 (2021 - $nil) to Large Scale on closing of the first tranche of the Secured Loan.  See note 4 for details.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

12. Key management compensation

Key management includes the Company's CEO and CFO.  Remuneration of directors and key management personnel comprises:

	Three months ended
	June 30

	2022 $	2021 $

Short-term benefits	174,777	173,284
Option-based awards	27,921	82,915

	202,698	256,199

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors' participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment.  For details of these plans refer to note 7 to these condensed consolidated interim financial statements.

13. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable, and capital and loan advances to Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

During the three months ended June 30, 2022, an expected credit loss provision of $18,000 has been recognized in relation to the loan receivable from Merit Foods, resulting in a total lifetime expected credit loss of $101,000 (March 31, 2022 - $83,000).

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, short-term deposits that earn interest at fixed interest rates, and the Merit Loan that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three months ended June 30, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.96%, per annum (2021 - 0.45% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at June 30, 2022 is estimated to be a $16,000 increase or decrease in interest income per year.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 14).  It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at June 30, 2022 is $701,130, all of which is within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the loan to Merit Foods is a level 3 fair value and was estimated based on the loan discounted at the market rate of interest on inception.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2022 and March 31, 2022:

As at June 30, 2022
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	1,641,121	-	1,641,121
Restricted cash	-	122,707	-	122,707
Amounts receivable	-	258,798	-	258,798
Loan to Merit Foods	-	3,924,244	-	4,025,244

Total	-	5,946,870	-	6,047,870

Financial liabilities
Accounts payable and accrued liabilities	-	-	701,130	701,130
Total	-	-	701,130	701,130

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

As at March 31, 2022
		At fair value through profit or loss		Financial assets at amortized cost		Financial liabilities at amortized cost		Fair value
Financial assets	$		$		$		$
Cash and cash equivalents		-		7,000,824		-		7,000,824
Restricted cash		-		122,707		-		122,707
Amounts receivable Loan to Merit Foods		- -		200,342 3,228,207		- -		200,342 3,311,207
Total		-		10,552,080		-		10,635,080
Financial liabilities
Accounts payable and accrued liabilities		-		-		906,651		906,651
Total		-		-		906,651		906,651

Currency risk

The Company has entered into certain forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for its U.S. denominated liabilities.  As at June 30, 2022 and March 31, 2022, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	June 30, 2022	March 31, 2022

U.S. Dollars
Cash and cash equivalents	$69,403	$69,402
Accounts payable and accrued liabilities	(10,071)	(5,504)
Net exposure	$59,332	$63,898

Canadian dollar equivalent	$76,455	$79,847

Based on the above net exposure at June 30, 2022, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $6,000 (March 31, 2022 - $6,000) in the Company's loss from operations.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Unaudited)

(In Canadian dollars)

14. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2022.

15. Segment information

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins.

All non-current assets are located in Canada.  For the three months ended June 30, 2022, all revenues were generated in Canada.

16. Subsequent event

During the three months ended June 30, 2022, Burcon received a letter from the Listings Qualification Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has not met the listing rule that requires the listed securities of the Company to maintain a minimum bid price of US$1 per share for a period of 30 consecutive business days.  The Nasdaq notification letter did not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted.  The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq’s minimum bid price requirement.  If at any time during the compliance period the Company’s closing bid price is at least US$1 for a minimum of 10 consecutive business days, it will be notified by Nasdaq that compliance has been met.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance.  Management is reviewing various options available to the Company.